AA9
3/16/2004

SECUR 04003049 ...GE COMMISSION
..ashington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 2 2004 WASH, D.C. 161 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 2 7 2004 626

SEC FILE NUMBER
8- 47523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue Suite 2201
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Eckman 441-296-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co, LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Advisory, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mazen Jabban

Signature

CEO

Title

2/26/04

Notary Public

TAMISHA WYNN
Notary Public, State of New York
No. 01WY6077316
Qualified in Bronx County
Commission Expires July 8, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS ADVISORY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

FOCUS ADVISORY, LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Focus Advisory, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying balance sheets of Focus Advisory, LLC, as of December 31, 2003 and 2002 and the related statements of income, cash flows and statements of changes in members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Advisory, LLC, as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Graf Repetti & Co., LLP

New York, New York
February 19, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

FOCUS ADVISORY, LLC

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 103,257	$ 60,621
Accounts receivable	20,677	64,556
Prepaid expenses	20,004	2,834
Total Current Assets	143,938	128,011
OTHER ASSETS		
Loan receivable	100,000	100,000
Securities investment	3,300	3,300
Total Other Assets	103,300	103,300
Total Assets	$ 247,238	$ 231,311
LIABILITIES AND MEMBERS ' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 7,088	$ 12,927
Total Liabilities	7,088	12,927
MEMBERS' EQUITY	240,150	218,384
Total Liabilities and Members' Equity	$ 247,238	$ 231,311

See accompanying notes to financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Commissions	$ 3,103,321	$ 1,873,087
EXPENSES		
Salaries - Officer	200,000	200,000
Salaries - Office	1,707,374	1,283,748
Payroll taxes	112,771	95,046
Employee benefits	125,555	104,369
Consulting fee expense	833,180	-
Professional fees	13,797	31,724
Clearance and execution cost	79,070	108,145
Temporary labor	3,190	17,085
Administrative fees	5,248	5,691
Insurance	2,585	1,724
Miscellaneous expenses	343	274
Total Expenses	3,083,113	1,847,806
Net Income before Interest Income	20,208	25,281
Interest income	1,558	693
Net Income	$ 21,766	$ 25,974

See accompanying notes to financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 21,766	$ 25,974
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	43,879	(62,706)
Prepaid expenses	(17,170)	6,034
Accounts payable and accrued expenses	(5,839)	362
Total Adjustments	20,870	(56,310)
Net Cash Provided (Used) by Operating Activities	42,636	(30,336)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan to affiliate	-	66,823
Net Cash Provided (Used) by Investing Activities	-	66,823
Net Increase in Cash	42,636	36,487
Cash - January 1	60,621	24,134
Cash - December 31	$ 103,257	$ 60,621

See accompanying notes to financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CHANGES IN MEMBERS ' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Balance - January 1	$ 218,384	$ 192,410
Net Income for the Year	21,766	25,974
Members' Equity - December 31	$ 240,150	$ 218,384

See accompanying notes to financial statements.

FOCUS ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements.

a) Organization

The Company is a registered broker-dealer located in New York City, and clears its securities transactions on a fully disclosed basis with another broker-dealer. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2003.

b) Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk regarding cash.

c) Accounts Receivable

The Company has not experienced any bad debts, therefore, no allowance for bad debts is shown.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

e) Income Taxes

Focus Advisory, LLC is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

f) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value of contracted amounts which approximate fair value. Assets consist of cash, receivables and loans to related company. Liabilities consist of accounts payable and accrued expenses.

FOCUS ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2003 AND 2002

2. RELATED PARTY TRANSACTIONS

Loans receivable of $100,000 at December 31, 2003 and 2002 respectively represent amounts due from Focus Properties, LLC (2003), and Focus Asset Management, LLC (2002), subsidiaries of Focus Investment Group, Ltd. The loans bear no interest, are not collateralized, and are due upon demand.

Included in income is $2,218,180 and $524,000 at December 31, 2003 and 2002 respectively representing consulting income received from Focus Investment Group, Ltd., the parent company of Focus Advisory, LLC.

During the year ended December 31, 2003, Focus Advisory, LLC paid consulting fees totaling $833,180 to Focus Properties, LLC. These fees represent reimbursement for the Company's share of common overhead expenses.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had a net capital of $111,846 and $112,250, which was $106,846 and $107,250 in excess of its required capital.

4. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of 15c3-3 under k(2) (ii) of the section.

5. RETIREMENT BENEFIT PLANS

All employees who have completed six months of service and attained the age of 21 are eligible to participate in the Corporation's Profit Sharing Retirement Plan. The Plan provides for contributions by the Corporation in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salary, a percentage of which may be matched by the Company. During the year ended December 31, 2003, the Company made no matching contributions, nor profit sharing contributions.

FOCUS ADVISORY, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2003 and 2002 and have issued our report thereon dated January 15, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti + Co., LLP

New York, New York
February 19, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

FOCUS ADVISORY, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CREDITS		
Members' equity	$ 240,150	$ 218,384
DEBITS		
Loans receivable	100,000	100,000
Prepaid expenses	20,004	2,834
Other deductions	5,000	-
Haircuts on securities	3,300	3,300
Total Debits	128,304	106,134
Net Capital	$ 111,846	$ 112,250
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 7,088	$ 12,927
Total Aggregate Indebtedness	$ 7,088	$ 12,927
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 106,846	$ 107,250
Excess Net Capital at 1000%	$ 111,137	$ 110,957
Ratio: Aggregate Indebtedness to Net Capital	6.07 to 1	11.52 to 1

There were no material differences between the Company's net capital as included in Part II of Form X-17a-5 as of December 31, 2003 and net capital as computed above.

See accompanying notes to financial statements.

FOCUS ADVISORY, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003 AND 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC. for the year ended December 31, 2003 and 2002, and have issued our report thereon dated January 15, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Advisory, LLC that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Advisory, LLC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti + Co., LLP

New York, New York
February 19, 2004